UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

WALTER INVESTMENT MANAGEMENT CORP.

(Issuer)

DITECH FINANCIAL LLC

DF INSURANCE AGENCY LLC

GREEN TREE CREDIT LLC

GREEN TREE CREDIT SOLUTIONS LLC

GREEN TREE INSURANCE AGENCY OF NEVADA, INC.

GREEN TREE INVESTMENT HOLDINGS III LLC

GREEN TREE INVESTMENT MANAGEMENT LLC

GREEN TREE SERVICING CORP.

MORTGAGE ASSET SYSTEMS, LLC

REO MANAGEMENT SOLUTIONS, LLC

REVERSE MORTGAGE SOLUTIONS, INC.

WALTER MANAGEMENT HOLDING COMPANY LLC

WALTER REVERSE ACQUISITION LLC

(Guarantors)

(Name of Applicants)

1100 Virginia Drive, Suite 100

Fort Washington, PA 19034

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
9% Second Lien Senior Subordinated PIK Toggle Notes due 2024	$250 million aggregate principal amount plus additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
John J. Haas, Esq. General Counsel, Chief Legal Officer and Secretary Walter Investment Management Corp. 3000 Bayport Drive, Suite 1100 Tampa, FL 33607 (813) 421-7600	Frank R. Adams Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

GENERAL

1.	General Information.

Walter Investment Management Corp. (the “Company”) is a Maryland corporation incorporated in 1997. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

	Form	Jurisdiction
Guarantor
Ditech Financial LLC	Limited Liability Company	Delaware
DF Insurance Agency LLC	Limited Liability Company	Delaware
Green Tree Credit LLC	Limited Liability Company	New York
Green Tree Credit Solutions LLC	Limited Liability Company	Delaware
Green Tree Insurance Agency of Nevada, Inc.	Corporation	Nevada
Green Tree Investment Holdings III LLC	Limited Liability Company	Delaware
Green Tree Investment Management LLC	Limited Liability Company	Delaware
Green Tree Servicing Corp.	Corporation	Delaware
Mortgage Asset Systems, LLC	Limited Liability Company	Delaware
REO Management Solutions, LLC	Limited Liability Company	Delaware
Reverse Mortgage Solutions, Inc.	Corporation	Delaware
Walter Management Holding Company LLC	Limited Liability Company	Delaware
Walter Reverse Acquisition LLC	Limited Liability Company	Delaware

2.	Securities Act Exemption Applicable.

Pursuant to the terms of the Joint Prepackaged Chapter 11 Plan of Walter Investment Management Corp. (the “Plan”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will issue under the indenture to be qualified hereby (the “Indenture”), to holders of the Company’s 7.875% Senior Notes due 2021 (the “Old Senior Unsecured Notes”), $250 million aggregate principal amount of the Company’s 9% Second Lien Senior Subordinated PIK Toggle Notes due 2024 (the “New Notes”).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes to the holders of the indebtedness held by the holders of Old Senior Unsecured Notes will satisfy the aforementioned requirements. See “Article V Means For Implementation – 5.8 Section 1145 Exemption” of the Plan.

AFFILIATIONS

3.	Affiliates.

The following is a list of affiliates of the Applicants as of the date of this Application.

	Jurisdiction of Formation/Incorporation	Owner	Percentage
Company Name
2013 WCO Holdings Corp.	Maryland	Walter Investment Management Corp.	100%
Ditech Financial LLC	Delaware	Walter Management Holding Company LLC	100%
DF Insurance Agency LLC	Delaware	Green Tree Credit Solutions LLC	100%
Hanover SPC-A, Inc.	Delaware	Walter Investment Management Corp.	100%
Green Tree Advance Receivables II LLC	Delaware	Ditech Financial LLC	100%
Green Tree Advance Receivables III LLC		Ditech Financial LLC	100%
Green Tree Credit LLC	New York	Walter Management Holding Company LLC	100%
Green Tree Credit Solutions LLC	Delaware	Walter Investment Management Corp.	100%
Green Tree Insurance Agency of Nevada, Inc.	Nevada	Green Tree Credit Solutions LLC	100%
Green Tree Investment Holdings III LLC	Delaware	Green Tree Credit Solutions LLC	100%
Green Tree Investment Management LLC	Delaware	Green Tree Credit Solutions LLC	100%
Green Tree Servicing Corp.	Delaware	Walter Management Holding Company LLC	100%
Mid-State Capital, LLC	Delaware	Walter Investment Management Corp.	100%
Mortgage Asset Systems, LLC	Delaware	Reverse Mortgage Solutions, Inc.	100%
REO Management Solutions, LLC	Delaware	Reverse Mortgage Solutions, Inc.	100%
Reverse Mortgage Solutions, Inc.	Delaware	Walter Reverse Acquisition LLC	100%
RMS REO BRC, LLC	Delaware	Reverse Mortgage Solutions, Inc.	100%
RMS REO CS, LLC	Delaware	Reverse Mortgage Solutions, Inc.	100%
Walter Management Holding Company LLC	Delaware	Green Tree Credit Solutions LLC	100%
Walter Reverse Acquisition LLC	Delaware	Walter Investment Management Corp.	100%
WIMC Real Estate Investment LLC	Delaware	Walter Investment Management Corp.	100%

The Company expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above, except for Green Tree Investment Management LLC, which the Company expects to dissolve prior to the consummation of the Plan. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

Mr. Perelman is a director of the Company and by virtue of his position with BSC LP and Baskerville SPV, may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the

Common Stock directly owned by BSC LP and Baskerville SPV, and he exercises sole voting and dispositive power over the shares of Common Stock directly held by him. Mr. Beltzman is a director of the Company and may be deemed to share voting and dispositive power of the Common Stock directly held by the Funds (as defined below), and he exercises sole voting and dispositive power over the shares of Common Stock directly held by him. Mr. Beltzman has disclaimed beneficial ownership of the Common Stock held by the Funds, except to the extent of his pecuniary interest therein. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. New directors of the Company will be designated on the Effective Date in accordance with the applicable provisions of the Plan and will consist of nine members, six of whom shall be designated by the Requisite Senior Noteholders (as defined in the Plan) and three of whom shall be designated by the Company. New board members, if any, for each of the Guarantors listed further below may be elected by their respective shareholder(s) or member(s), as applicable. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Walter Investment Management Corp., 1100 Virginia Drive, Suite 100, Fort Washington, PA 19034.

The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
Anthony N. Renzi	Chief Executive Officer and President, Director
Gary L. Tillett	Executive Vice President and Chief Financial Officer
Alfred W. Young, Jr.	Executive Vice President and Chief Risk and Compliance Officer
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer
Cheryl A. Collins	Senior Vice President and Treasurer
John J. Haas	Chief Legal Officer, General Counsel and Secretary
Elizabeth F. Monahan	Senior Vice President and Chief Human Resources Officer
Francisco Roca	Chief Audit Executive
Dan Kashdin	Senior Vice President of Financial Planning and Analysis and Corporate Development
Nick Abramovich	Chief Marketing Officer
Joseph H. Kelly, Jr.	Vice President, Business Integration
Davis Coles	Senior Vice President
George M. Awad	Chairman of the Board
Daniel G. Beltzman	Director
Michael M. Bhaskaran	Director
Alvaro G. de Molina	Director
Neal P. Goldman	Director
William J. Meurer	Director
Vadim Perelman	Director

The Guarantors

The directors and executive officers of Ditech Financial LLC are the following individuals.

Name	Office
Anthony N. Renzi	Chief Executive Officer and President
Alfred W. Young, Jr.	Executive Vice President and Chief Risk and Compliance Officer
Cheryl A. Collins	Senior Vice President and Treasurer
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer
Patricia Hobbib	Senior Vice President and Secretary

Name	Office
Todd Block	Senior Vice President, Capital Markets
James Buck	Senior Vice President, IT
Timothy Cranny	Senior Vice President, Performing Loan Servicing
Matthew Detwiler	Senior Vice President, Business Development
Kimberly Gibson	Senior Vice President, Default Servicing
Deborah Knotts	Senior Vice President, Direct Lending
Marianne Mainardi	Senior Vice President, Business Lending
Elizabeth Monahan	Senior Vice President and Chief Human Resources Officer
Laura Reichel	Senior Vice President, Government Agencies, Product Development and Industry Relations
Nick Abramovich	Chief Marketing Officer
Greg Freese	Vice President and Assistant Treasurer
Joseph Ruhlin	Vice President and Assistant Treasurer
Pieter VanZyl	Vice President and Assistant Treasurer
Shana Barlieb	Vice President and Assistant Secretary
Jeanetta Brown	Vice President and Assistant Secretary
Patrick Cannon	Vice President and Assistant Secretary
Elizabeth DeSilva	Vice President, Chief Servicing Counsel and Assistant Secretary
Peter Giamporcaro	Vice President and Assistant Secretary
Brent Lindahl	Vice President and Assistant Secretary
Perry Oake	Vice President and Assistant Secretary
William R. Thompson	Vice President and Assistant Secretary
Louis Recchilongo	Vice President and Bank Secrecy Act/Anti-Money Laundering Officer
Richard Miller	Vice President and Controller
Mark Foley	Vice President, Asset Receivables Management
Vance Nelson	Vice President, Bankruptcy
Kimberly Flynt	Vice President, Business Control
Jason Franklin	Vice President, Chief Digital Officer
Joel Hanks	Vice President, Collections
Lance Hoar	Vice President, Collections
Michael Jansen	Vice President, Collections
Eric (Keith) Lammons	Vice President, Collections
Rafael Sanchez	Vice President, Collections
John Parres	Vice President, Customer Service
Michael Squillante	Vice President, Consumer Operations
Martin Burd	Vice President, Default Servicing
Robert Hora	Vice President, Default Servicing
Darrell Neitzel	Vice President, Default Servicing
Daniel McLaren	Vice President, Direct Lending
William Batik	Vice President, IT
Craig Fulford	Vice President, IT
Mark Kosanke, Sr.	Vice President, IT
Mary Morris	Vice President, IT
Heidi Oliver	Vice President, IT
Rodney J. (RJohn) Steinberger	Vice President, IT
Ellis Taliaferro	Vice President, IT
Robert Tolley	Vice President, IT
Amy Cooper	Vice President, Loan Servicing
Annette Desaulniers	Vice President, Loan Servicing
Alton Porter	Vice President, Loan Servicing
Jeff Moore	Vice President, Performing Servicing
Sonya McCumber	Vice President, Risk and Compliance
Cynthia Glad	Vice President, Tax
Joseph H. Kelly, Jr.	Vice President
James Heinzen	Vice President
Grady Smith	Vice President

The directors and executive officers of DF Insurance Agency LLC are the following individuals.

Name	Office
Kira Vanderwert	President
Cheryl A. Collins	Senior Vice President and Treasurer
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer

The directors and executive officers of Green Tree Credit LLC are the following individuals.

Name	Office
Anthony N. Renzi	President and Treasurer
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer

The directors and executive officers of Green Tree Credit Solutions LLC are the following individuals.

Name	Office
Anthony N. Renzi	President
Cheryl A. Collins	Senior Vice President and Treasurer
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer
Patricia Hobbib	Senior Vice President and Secretary

The directors and executive officers of Green Tree Insurance Agency of Nevada, Inc. are the following individuals.

Name	Office
Kira Vanderwert	President
Cheryl A. Collins	Senior Vice President and Treasurer, Director
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer

The directors and executive officers of Green Tree Investment Holdings III LLC are the following individuals.

Name	Office
Kira Vanderwert	President
Cheryl A. Collins	Senior Vice President and Treasurer
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer

The directors and executive officers of Green Tree Investment Management LLC are the following individuals.

Name	Office
Jeanetta Brown	Acting General Counsel and Secretary
Hale Halasy	Interim Chief Compliance Officer

The directors and executive officers of Green Tree Servicing Corp. are the following individuals.

Name	Office
Anthony N. Renzi	President
Cheryl A. Collins	Senior Vice President and Treasurer, Director
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer
Patricia Hobbib	Senior Vice President and Secretary

The directors and executive officers of Mortgage Asset Systems, LLC are the following individuals.

Name	Office
Jeffery Baker	President
Alan Clark	Vice President, General Counsel and Secretary
Andrew Dokos	Vice President and Treasurer
Jeanetta Brown	Vice President

The directors and executive officers of REO Management Solutions, LLC are the following individuals.

Name	Office
Jeffery Baker	President
Alan Clark	Vice President, General Counsel and Secretary
Andrew Dokos	Vice President and Treasurer
Christian Etienne	Vice President
Christopher McMahon	Vice President
Jeanetta Brown	Vice President
Julie Lindley	Vice President
William R. Thompson	Vice President

The directors and executive officers of Reverse Mortgage Solutions, Inc. are the following individuals.

Name	Office
Jeffery Baker	President
Cheryl A. Collins	Senior Vice President, Director
Leslie Flynne	Senior Vice President, Loan Servicing
Kimberly Perez	Senior Vice President, Chief Accounting Officer
Nick Abramovich	Chief Marketing Officer
Alan Clark	Vice President, General Counsel and Secretary, Director
Shamik Daru	Vice President and Controller
Andrew G. Dokos	Vice President and Treasurer
Jenna Brown	Vice President
Williams R. Thompson	Vice President
Robbye G. Johnson	Vice President, Capital Markets
Jorge Valadez	Vice President, Foreclosure and Bankruptcy
Leopoldo (Pol) Fernandez	Vice President, Internal Controls
Debra K. Moran	Vice President, Loan Servicing Operations
Suzanne Musick	Vice President, Loan Servicing
Deborah D. Sims	Vice President, Quality Assurance

The directors and executive officers of Walter Management Holding Company LLC are the following individuals.

Name	Office
Anthony N. Renzi	President
Cheryl A. Collins	Senior Vice President and Treasurer
Kimberly A. Perez	Senior Vice President and Chief Accounting Officer
Patricia Hobbib	Senior Vice President and Secretary

The directors and executive officers of Walter Reverse Acquisition LLC are the following individuals.

Name	Office
Anthony N. Renzi	President
Gary L. Tillett	Chief Financial Officer
Cheryl A. Collins	Treasurer
Jeanetta Brown	Secretary

5.	Principal Owners of Voting Securities.

(a)    The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Company as of the date of this Application.

(1)    The Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Baker Street Capital Management, LLC and affiliates (1) 12400 Wilshire Blvd., Suite 940 Los Angeles, CA 90025	Common Stock	8,715,804	23.3%

Birch Run Capital Advisors, LP and affiliates (2) 1350 Broadway, Suite 2215 New York, NY 10018	Common Stock	7,510,269	20.1%

(1)	Based on the most recently available Form 4 filed with the SEC on September 8, 2017 by Vadim Perelman, the number of shares reported includes: (a) 7,325,898 shares of Common Stock beneficially owned by Baker Street Capital L.P.; (b) 1,351,626 shares of Common Stock beneficially owned by Baskerville SPV, L.P. and (c) 128,558 shares of Common Stock directly held by Mr. Vadim Perelman. Baker Street Capital GP, LLC, as the general partner of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the Common Stock owned by BSC LP and Baskerville SPV. Baker Street Capital Management (“Baker Street”), as the investment manager of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the Common Stock owned by BSC LP and Baskerville SPV. Mr. Perelman, as the managing member of each of Baker Street Capital GP and Baker Street may be deemed to beneficially own the Common Stock owned by BSC LP and Baskerville SPV. By virtue of their respective positions with BSC LP, each of Baker Street Capital GP, Baker Street and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock directly owned by BSC LP. By virtue of their respective positions with Baskerville SPV, each of Baker Street Capital GP, Baker Street and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock directly owned by Baskerville SPV. Mr. Perelman exercises sole voting and dispositive power over the shares of Common Stock directly held by him.
(2)	Based on the most recently available Form 4 filed with the SEC on September 8, 2017 by Daniel G. Beltzman, the number of shares reported includes: (a) 125,960.41 shares of Common Stock directly held by Mr. Beltzman; and (b) 7,474,587 shares of Common Stock, directly held by Birch Run Capital Partners, LP, Walloon BRC, LP and Pike BRC LPC (the “Funds”). Pursuant to management agreements among Birch Run Advisor LP (“Birch Run”), the Funds, and their respective general partners, Birch Run has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. Birch Run GP, as general partner of Birch Run, together with Daniel G. Beltzman and Gregory Smith, as co-Managing Members of Birch Run GP, the limited partners of Birch Run, and Birch Run may be deemed to share voting and dispositive power of such securities. Birch Run GP, Daniel G. Beltzman, Gregory Smith and Birch Run, disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. Mr. Beltzman exercises sole voting and dispositive power over the shares of Common Stock directly held by him.

It is expected that under the terms of the Plan, holders of Old Senior Unsecured Notes will receive Mandatorily Convertible Preferred Stock that is convertible into 73% of the total number of issued and outstanding shares of New Common Stock as of the Effective Date subject to dilution by shares of New Common Stock issued or issuable pursuant to the Company’s Management Incentive Plan (as defined in the Plan) and by shares of New Common Stock issued after the Effective Date, including shares of New Common Stock issuable pursuant to the Warrants (as defined in the plan) if issued).

It is expected that under the terms of the Plan, provided that the holders of the Company’s 4.50% Convertible Senior Subordinated Notes due 2019 (the “Convertible Notes”) are not a rejecting class, the holder of Common Stock will receive (i) in aggregate 50% of the shares of New Common Stock issued on of the Effective Date subject to dilution by shares of New Common Stock issued or issuable upon conversion of the Mandatorily Convertible Preferred Stock, shares of New Common Stock issued or issuable pursuant to the Company’s Management Incentive Plan (as defined in the Plan) and by shares of New Common Stock issued after the Effective Date, including shares of New Common Stock issuable pursuant to the Warrants (as defined in the plan) if issued) and (ii) in aggregate 50% of the New Warrants. If the holders of Convertible Notes is a rejecting class, then holders of Common Stock will not receive or retain any property under the Plan on account of such claims.

(2)    The Guarantors

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ditech Financial LLC	Walter Management Holding Company LLC Green Tree Servicing Corp. 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Membership Interest	N/A	100%

DF Insurance Agency LLC	Green Tree Credit Solutions LLC 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Membership Interest	N/A	100%

Green Tree Credit LLC	Walter Management Holding Company LLC 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Membership Interest	N/A	100%

Green Tree Credit Solutions LLC	Walter Investment Management Corp. 1100 Virginia Drive, Suite 100 Fort Washington, PA 19034	Membership Interest	N/A	100%

Green Tree Insurance Agency of Nevada, Inc.	Green Tree Credit Solutions LLC 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Common Stock	10,000	100%

Green Tree Investment Holdings III LLC	Green Tree Credit Solutions LLC 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Membership Interest	N/A	100%

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Green Tree Investment Management LLC	Green Tree Credit Solutions LLC 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Membership Interest	N/A	100%

Green Tree Servicing Corp.	Walter Management Holding Company LLC 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Common Stock	100,000	100%

Mortgage Asset Systems, LLC	Reverse Mortgage Solutions LLC 14405 Walters Road, Suite 200 Houston, TX 77014	Membership Interest	N/A	100%

REO Management Solutions, LLC	Reverse Mortgage Solutions LLC 14405 Walters Road, Suite 200 Houston, TX 77014	Membership Interest	N/A	100%

Reverse Mortgage Solutions, Inc.	Walter Reverse Acquisition LLC 3000 Bayport Drive, Suite 1100 Tampa, FL 33607	Common Stock	1,000	100%

Walter Management Holding Company LLC	Green Tree Credit Solutions LLC 1100 Landmark Towers, 345 St. Peter Street Saint Paul, MN 55102	Membership Interest	N/A	100%

Walter Reverse Acquisition LLC	Walter Investment Management Corp. 1100 Virginia Drive, Suite 100 Fort Washington, PA 19034	Membership Interest	N/A	100%

UNDERWRITERS

6.	Underwriters.

(a)    Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b)    There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization.

(a)    The following tables set forth certain information with respect to each authorized class of securities of the Company as of the date of this Application.

(1)    The Company

(i) Title of Class	Amount Authorized	Amount Outstanding(1)
4.50% Convertible Senior Subordinated Notes due 2019	$290,000,000	$242,468,000
7.875% Senior Notes due 2021	$575,000,000	$538,662,000
Preferred Stock (shares)	10,000,000	0
Common Stock (shares)	90,000,000	37,373,551

It is expected that, upon consummation of the Plan, the Company’s capital structure shall be comprised of the New Notes, shares of Mandatorily Convertible Preferred Stock, shares of New Common Stock and Warrants to purchase New Common Stock.

(1)	Amounts outstanding as of November 3, 2017.

(2)    The Guarantors

Company Name	Title of Class	Amount Authorized	Amount Outstanding
Ditech Financial LLC	Membership Interest	N/A	100%
DF Insurance Agency LLC	Membership Interest	N/A	100%
Green Tree Credit LLC	Membership Interest	N/A	100%
Green Tree Credit Solutions LLC	Membership Interest	N/A	100%
Green Tree Insurance Agency of Nevada, Inc.	Common Stock, par value $0.10 per share	250,000	10,00	0
Green Tree Investment Holdings III LLC	Membership Interest	N/A	100%
Green Tree Investment Management LLC	Membership Interest	N/A	100%
Green Tree Servicing Corp.	Common Stock, par value $0.01 per share	100,000	100,00	0
Mortgage Asset Systems, LLC	Membership Interest	N/A	100%
REO Management Solutions, LLC	Membership Interest	N/A	100%
Reverse Mortgage Solutions, Inc.	Common Stock, par value $0.01 per share	5,000	1,00	0
Walter Management Holding Company LLC	Membership Interest	N/A	100%
Walter Reverse Acquisition LLC	Membership Interest	N/A	100%

The Old Senior Unsecured Notes are guaranteed by the Guarantors; such notes will be cancelled and discharged pursuant to the Plan. It is also expected that the New Notes will be guaranteed by each of the Guarantors.

(b)    Each holder of Common Stock, prior to the Effective Date, and each holder of New Common Stock, subsequent to the Effective Date, is entitled to one vote for each such share held on all matters submitted to a vote of shareholders.

The Mandatorily Convertible Preferred Stock issued pursuant to the Plan will vote with New Common Stock on an as-converted basis as to all matters; provided, however, that during the Initial Period (which will be the period from the Effective Date through the second anniversary of the Effective Date), the Preferred Stock shall (1)

not vote on as-converted basis with respect the election of directors, during which time the holders of the Preferred Stock will have the right to nominate and elect six directors, and the holders of the New Common Stock will have the right to nominate and elect three directors, and (2) not be entitled to vote to amend certain provisions of the bylaws and/or certificate of incorporation in any manner that adversely impacts the rights of the holders of the New Common Stock to elect directors by such holders of New Common Stock during the Initial Period (e.g., removal directors, nomination/election rights, etc.). Upon a conversion of any Mandatorily Convertible Preferred Stock into New Common Stock, such New Common Stock will be expected to have voting rights with respect to such New Common Stock.

Warrants subsequent to the Effective Date will have no voting rights with respect to such Warrants, but upon a conversion of any Warrants into New Common Stock, will have voting rights associated with such New Common Stock.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Notes will be subject to the new Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C.1 herewith. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. The expected terms of the New Notes are described in the term sheet relating to the New Notes, which is included as part of Exhibit F to the Disclosure Statement. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)    Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days; (2) the failure to pay the principal on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise; (3) a default in the observance or performance of any other covenant or agreement contained in the Indenture and such default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25.0% of the then outstanding principal amount of all notes issued under the Indenture; (4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates to an amount to be determined or more at any time; (5) one or more judgments in an aggregate amount in excess of an amount to be determined million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable (other than any judgments as to which, and only to the extent, a reputable insurance company has acknowledged coverage of such judgments in writing); (6) certain events of bankruptcy or insolvency affecting the Company or any of its significant subsidiaries; (7) the Guarantee of any significant subsidiary of the Company shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a significant subsidiary of the Company, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; (8) unless all the Collateral has been released from the Liens in accordance with the provisions of the Security Documents, the Company shall assert or any Guarantor that is a significant subsidiary shall assert, in any pleading in a court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person or Persons that is a Subsidiary or Subsidiaries of the Company, the Company fails to cause such Subsidiary or Subsidiaries to rescind such assertions within 30 days after the Issuer has actual knowledge of such assertions; or (9) the failure of the Company or any Guarantor to comply for 60 days after receipt of written notice with its other agreements contained in the Security Documents, except for a failure that would not be material to the whole of the Securities and without materially affecting the value of the Collateral taken as a whole.

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25.0% in principal amount of the then outstanding notes issued under the Indenture may declare the principal of, premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all the notes issued under the Indenture to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration,” and the notes shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the then outstanding notes issued under the Indenture shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to Holders of New Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in payment of principal, premium, if any, or interest, if any, on any New Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b)    Authentication and Delivery of New Notes; Application of Proceeds.

The New Notes shall be executed on behalf of the Company by at least one officer of the Company. The Trustee shall authenticate the initial amount of the New Notes upon a written order of the Company signed by an officer for original issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. No New Note will be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee

The New Notes shall be issuable in minimum denominations of $1,000 and integral multiple of $1.00 in excess thereof; provided, however, that PIK Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan.

(c)    Release of Collateral.

Subject to the second lien intercreditor agreement, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the Indenture, including upon full and final payment of the New Notes, sales or other dispositions of assets in compliance with the covenant entitled “Asset Sales”, upon legal or covenant defeasance, upon release of any Guarantor from its guarantee (with respect to the Guarantor’s assets securing such guarantee), and as provided in the second lien intercreditor agreement.

(d)    Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all New Notes when

(1)    either:

(a)	all the notes theretofore authenticated and delivered (except lost, stolen or destroyed New Notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)	all New Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on (including Additional Interest, if any) the New Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)    the Company or any Guarantor has paid all other sums payable under the Indenture by the Company; and

(3)    the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e)    Evidence of Compliance with Conditions and Covenants.

The Company and each Guarantor (to the extent that such Guarantor is so required under the Trust Indenture Act) shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Effective Date, a certificate from an officer of the Company and each such Guarantor, stating that a review of the activities of (i) the Company and its Restricted Subsidiaries, in the case of a certificate from the Company, or (ii) such Guarantor and its Restricted Subsidiaries, in the case of a certificate from each such Guarantor, during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company and its Restricted Subsidiaries or such Guarantor and its Restricted Subsidiaries have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company and its Restricted Subsidiaries or such Guarantor and its Restricted Subsidiaries have kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Company and its Restricted Subsidiaries or such Guarantor and its Restricted Subsidiaries are taking or propose to take with respect thereto).

When any Default has occurred and is continuing under this Indenture, or if the Trustee or the holder of any other evidence of Indebtedness of the Company or any Subsidiary of the Company gives any notice or takes any other action with respect to a claimed Default, the Company shall, within five Business Days after becoming aware of such Default, deliver written notice to the Trustee specifying such event and what action the Company proposes to take with respect thereto.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 19, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Articles of Amendment and Restatement of Walter Investment Management Corp., effective May 3, 2013 (incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 as filed with the Securities and Exchange Commission on May 10, 2013) (File No. 001-13417)).

Exhibit T3B.1	First Amended Bylaws of Walter Investment Management Corp. (filed herewith).

Exhibit T3A.2	Certificate of Incorporation of Ditech Financial LLC (filed herewith).

Exhibit T3B.2	Second Amended and Restated Limited Liability Company Agreement of Ditech Financial LLC (filed herewith).

Exhibit T3A.3	Certificate of Formation of DF Insurance Agency LLC (filed herewith).

Exhibit T3B.3	Limited Liability Company Agreement of DF Insurance Agency LLC (filed herewith).

Exhibit T3A.4	Green Tree Credit LLC Articles of Organization (Incorporated by reference to Exhibit 3.13 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.4	Green Tree Credit LLC Operation Agreement (Incorporated by reference to Exhibit 3.14 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3A.5	Green Tree Credit Solutions LLC Certificate of Formation (Incorporated by reference to Exhibit 3.15 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.5	Third Amended and Restated Limited Liability Company Agreement of Green Tree Credit Solutions LLC (filed herewith).

Exhibit T3A.6	Green Tree Insurance Agency of Nevada, Inc. (formerly known as Conseco Agency of Nevada, Inc.) Articles of Incorporation (Incorporated by reference to Exhibit 3.21 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.6	Green Tree Insurance Agency of Nevada, Inc. (formerly known as Conseco Agency of Nevada, Inc.) By-Laws (Incorporated by reference to Exhibit 3.22 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3A.7	Green Tree Investment Holdings III LLC Certificate of Formation (Incorporated by reference to Exhibit 3.27 of the registration statement on Form S-4 (File No. 333-199288).

Exhibit T3B.7	Green Tree Investment Holdings III LLC Limited Liability Company Agreement (Incorporated by reference to Exhibit 3.28 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3A.8	Green Tree Investment Management LLC Certificate of Formation (Incorporated by reference to Exhibit 3.29 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.8	Green Tree Investment Management LLC Limited Liability Company Agreement (Incorporated by reference to Exhibit 3.30 of the registration statement on Form S-4 (File No. 333-199288).

Exhibit T3A.9	Green Tree Servicing Corp. Certificate of Incorporation (Incorporated by reference to Exhibit 3.43 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.9	Green Tree Servicing Corp. By-Laws (Incorporated by reference to Exhibit 3.44 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3A.10	Mortgage Asset Systems, LLC Certificate of Formation (Incorporated by reference to Exhibit 3.49 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.10	Mortgage Asset Systems, LLC Amended and Restated Limited Liability Company Agreement (filed herewith).

Exhibit T3A.11	REO Management Solutions, LLC Certificate of Formation (Incorporated by reference to Exhibit 3.55 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.11	REO Management Solutions, LLC Single-Member Operating Arrangement (Incorporated by reference to Exhibit 3.56 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3A.12	Reverse Mortgage Solutions, Inc. Second Amended and Restated Articles of Incorporation (filed herewith).

Exhibit T3B.12	Reverse Mortgage Solutions, Inc. By-Laws (Incorporated by reference to Exhibit 3.58 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3A.13	Walter Management Holding Company LLC Certificate of Formation (formerly known as Green Tree Licensing LLC (formerly known as CFN Licensing LLC))) (Incorporated by reference to Exhibit 3.31 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.13	Walter Management Holding Company LLC Third Amended and Restated Limited Liability Company Agreement (filed herewith).

Exhibit T3A.14	Walter Reverse Acquisition LLC Certificate of Formation (Incorporated by reference to Exhibit 3.63 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3B.14	Walter Reverse Acquisition LLC Limited Liability Company Agreement (Incorporated by reference to Exhibit 3.64 of the registration statement on Form S-4 (File No. 333-199288)).

Exhibit T3C.1	Form of Indenture of Walter Investment Management Corp., the guarantors named therein and the trustee and collateral agent for the 9% Second Lien Senior Subordinated PIK Toggle Notes due 2024.*

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents, dated November 6, 2017 (filed herewith).

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Walter Investment Management Corp., a corporation organized and existing under the laws of Maryland, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		WALTER INVESTMENT MANAGEMENT CORP.

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Ditech Financial LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		DITECH FINANCIAL LLC

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, DF Insurance Agency LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		DF INSURANCE AGENCY LLC

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Green Tree Credit LLC, a limited liability company organized and existing under the laws of New York, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		GREEN TREE CREDIT LLC

Attest:	/s/ John J. Haas	By:	/s/ Kimberly A. Perez
Name:	John J. Haas		Name:	Kimberly A. Perez
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Green Tree Credit Solutions LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		GREEN TREE CREDIT SOLUTIONS LLC

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Green Tree Insurance Agency of Nevada, Inc., a corporation organized and existing under the laws of Nevada, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		GREEN TREE INSURANCE AGENCY OF NEVADA, INC.

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Green Tree Investment Holdings III LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		GREEN TREE INVESTMENT HOLDINGS III LLC

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Green Tree Investment Management LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		GREEN TREE INVESTMENT MANAGEMENT LLC

Attest:	/s/ John J. Haas	By:	/s/ Jeanetta Brown
Name:	John J. Haas		Name:	Jeanetta Brown
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Green Tree Servicing Corp., a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		GREEN TREE SERVICING CORP.

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Mortgage Asset Systems, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		MORTGAGE ASSET SYSTEMS, LLC

Attest:	/s/ John J. Haas	By:	/s/ Alan Clark
Name:	John J. Haas		Name:	Alan Clark
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, REO Management Solutions, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		REO MANAGEMENT SOLUTIONS, LLC

Attest:	/s/ John J. Haas	By:	/s/ Alan Clark
Name:	John J. Haas		Name:	Alan Clark
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Reverse Mortgage Solutions, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		REVERSE MORTGAGE SOLUTIONS, INC.

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Walter Management Holding Company LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		WALTER MANAGEMENT HOLDING COMPANY LLC

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Walter Reverse Acquisition LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tampa and State of Florida, on November 6, 2017.

(SEAL)		WALTER REVERSE ACQUISITION LLC

Attest:	/s/ John J. Haas	By:	/s/ Cheryl A. Collins
Name:	John J. Haas		Name:	Cheryl A. Collins
			Title:	Authorized Officer